UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EDUCATION MANAGEMENT CORPORATION

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title and Class of Securities)

28140M103

(CUSIP number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28140M103	13G/A	Page 2 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leeds Equity Partners IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 9,299,234
	6.	Shared voting power --0--
	7.	Sole dispositive power 9,299,234
	8.	Shared dispositive power --0--
9.	Aggregate amount beneficially owned by each reporting person 9,902,163
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 28140M103	13G/A	Page 3 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leeds Equity Partners IV Co-Investment Fund A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 583,679
	6.	Shared voting power --0--
	7.	Sole dispositive power 583,679
	8.	Shared dispositive power --0--
9.	Aggregate amount beneficially owned by each reporting person 9,902,163
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 28140M103	13G/A	Page 4 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leeds Equity Partners IV Co-Investment Fund B, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 19,250
	6.	Shared voting power --0--
	7.	Sole dispositive power 19,250
	8.	Shared dispositive power --0--
9.	Aggregate amount beneficially owned by each reporting person 9,902,163
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 28140M103	13G/A	Page 5 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leeds Equity Associates IV, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 9,902,163
	6.	Shared voting power --0--
	7.	Sole dispositive power 9,902,163
	8.	Shared dispositive power --0--
9.	Aggregate amount beneficially owned by each reporting person 9,902,163
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 28140M103	13G/A	Page 6 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey T. Leeds
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 9,910,439
	6.	Shared voting power --0--
	7.	Sole dispositive power 9,910,439
	8.	Shared dispositive power --0--
9.	Aggregate amount beneficially owned by each reporting person 9,910,439
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 28140M103	13G/A	Page 7 of 14 Pages

Item 1	(a).	Name of Issuer:

Education Management Corporation (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

210 Sixth Avenue, Pittsburgh, PA, 33rd Floor 15222

Item 2	(a).	Name of Person Filing:

This statement is filed by:

(i) Leeds Equity Partners IV, L.P. (“Leeds IV”);

(ii) Leeds Equity Partners IV Co-Investment Fund A, L.P. (“Leeds IV A”);

(iii) Leeds Equity Partners IV Co-Investment Fund B, L.P. (“Leeds IV B”);

(iv) Leeds Equity Associates IV, L.L.C. (“Leeds Associates”), general partner of each of Leeds IV, Leeds IV A and Leeds IV B; and

(v) Jeffrey T. Leeds, managing member of Leeds Associates.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

350 Park Avenue, 23rd Floor, New York, NY 10022

Item 2	(c).	Citizenship:

Leeds IV - Delaware Leeds IV A - Delaware Leeds IV B - Delaware Leeds Associates - Delaware Jeffrey T. Leeds - United States

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Common Stock”)

Item 2	(e).	CUSIP Number:

28140M103

CUSIP No. 28140M103	13G/A	Page 8 of 14 Pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act,

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

	(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

	(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

	(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

	(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

	(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

For Leeds IV:

	(a)	Amount beneficially owned:

9,902,163 shares of Common Stock

	(b)	Percent of class:

7.3%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

9,299,234

(ii) Shared power to vote or to direct the vote:

--0--

(iii) Sole power to dispose or to direct the disposition of:

9,299,234

(iv) Shared power to dispose or to direct the disposition of:

--0--

For Leeds IV A:

	(a)	Amount beneficially owned:

9,902,163 shares of Common Stock

	(b)	Percent of class:

7.3%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

583,679

CUSIP No. 28140M103	13G/A	Page 9 of 14 Pages

(ii) Shared power to vote or to direct the vote:

--0--

(iii) Sole power to dispose or to direct the disposition of:

583,679

(iv) Shared power to dispose or to direct the disposition of:

--0--

For Leeds IV B:

(a)	Amount beneficially owned:

9,902,163 shares of Common Stock

(b)	Percent of class:

7.3%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

19,250

(ii) Shared power to vote or to direct the vote:

--0--

(iii) Sole power to dispose or to direct the disposition of:

19,250

(iv) Shared power to dispose or to direct the disposition of:

--0--

For Leeds Associates:

(a)	Amount beneficially owned:

9,902,163 shares of Common Stock

(b)	Percent of class:

7.3%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

9,902,163

(ii) Shared power to vote or to direct the vote:

--0--

(iii) Sole power to dispose or to direct the disposition of:

9,902,163

(iv) Shared power to dispose or to direct the disposition of:

--0--

For Jeffrey Leeds:

(a)	Amount beneficially owned:

9,910,439 shares of Common Stock

(b)	Percent of class:

7.3%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

9,910,439

(ii) Shared power to vote or to direct the vote:

--0--

(iii) Sole power to dispose or to direct the disposition of:

9,910,439

CUSIP No. 28140M103	13G/A	Page 10 of 14 Pages

(iv) Shared power to dispose or to direct the disposition of:

--0--

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 28140M103	13G/A	Page 11 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

February 14, 2011
Date

LEEDS EQUITY PARTNERS IV, L.P.

By:	Leeds Associates IV, L.L.C., its General Partner

/s/ Jeffrey T. Leeds
Signature

Jeffrey T. Leeds, Authorized Signatory
Name/Title

LEEDS EQUITY PARTNERS IV CO-INVESTMENT FUND A, L.P.

By:	Leeds Associates IV, L.L.C., its General Partner

/s/ Jeffrey T. Leeds
Signature

Jeffrey T. Leeds, Authorized Signatory
Name/Title

LEEDS EQUITY PARTNERS IV CO-INVESTMENT FUND B, L.P.

By:	Leeds Associates IV, L.L.C., its General Partner

/s/ Jeffrey T. Leeds
Signature

Jeffrey T. Leeds, Authorized Signatory
Name/Title

LEEDS EQUITY ASSOCIATES, L.L.C

/s/ Jeffrey T. Leeds
Signature

Jeffrey T. Leeds, Authorized Signatory
Name/Title

CUSIP No. 28140M103	13G/A	Page 12 of 14 Pages

JEFFREY T. LEEDS

/s/ Jeffrey T. Leeds
Signature

CUSIP No. 28140M103	13G/A	Page 13 of 14 Pages

EXHIBIT INDEX

Exhibit 1	Item 8 Information

CUSIP No. 28140M103	13G/A	Page 14 of 14 Pages

Exhibit 1

Item 8 Information

1.	Jeffrey T. Leeds

Leeds Equity Associates IV, L.L.C.

Leeds Equity Partners IV, L.P.

Leeds Equity Partners IV Co-Investment Fund A, L.P.

Leeds Equity Partners IV Co-Investment Fund B, L.P.

2.	Each of Leeds Equity Partners IV, L.P., Leeds Equity Partners IV Co-Investment Fund A, L.P., Leeds Equity Partners IV Co-Investment Fund B, L.P. and Leeds Equity Associates IV, L.L.C. (collectively, the “Leeds Entities”) is a party to that certain Shareholders Agreement, dated as of October 7, 2009, by and among Education Management Corporation (the “Company”), the Leeds Entities, funds associated with Goldman Sachs, funds associated with Providence Equity Partners and the other shareholders that are signatories thereto (the “Shareholders Agreement”).

The Shareholders Agreement provides that certain of the funds associated with the Leeds Entities will have the right to designate one of the Company’s directors and that certain of the funds associated with Goldman Sachs and certain of the funds affiliated with Providence Equity Partners will each have the right to designate up to two of the Company’s directors. The Shareholders Agreement requires the parties thereto to vote their shares of the Company’s common stock, par value $0.01 per share (“Common Stock”) for directors that are designated in accordance with the provisions of the Shareholders Agreement. The Shareholders Agreement also contains certain provisions regarding transfer restrictions, drag-along rights and tag-along rights with respect the shares of Common Stock owned by the parties thereto.

The aggregate number of shares of Common Stock beneficially owned collectively by the parties to the Shareholders Agreement, based on available information, is 117,823,371, which represents approximately 86.9% of the outstanding Common Stock.

The share ownership reported for the Leeds Entities on this Schedule 13G does not include any shares of Common Stock owned by the other parties to the Shareholders Agreement, and each of the Leeds Entities disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Shareholders Agreement, except to the extent disclosed in this Schedule 13G.